Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following is a question and answer session with Walter Scott published in the Space News magazine:

COMMERCIAL REMOTE SENSING A commercial imaging pioneer analyzes the changing landscape In February, the wave of consoli-U.S. arm MDA established in 2016 when it acquired satellite manufacturer Space Systems Loral. In recent years, DigitalGlobe has been on its own buying spree, gobbling up The Radiant Group in 2016, Spatial Energy in 2014, and Tomnod in 2013. Tomnod relies on crowds of people to identify places and objects in satellite images. Those human observations, with their ability to train and improve the machine learning algorithms that feed off vast quantities of Earth-observation data stored in the cloud, are spurring dramatic changes in the industry. Scott discussed those changes and DigitalGlobe’s future during an in-terview at the Space 2.0 conference with SpaceNews correspondent Debra Werner. dation sweeping the Earth-obser-vation industry struck its biggest target, DigitalGlobe, when MDA announced plans to buy the Longmont, Colorado, company for $2.4 billion. That scenario would have been impossible to imagine in 1992 when Walter Scott founded the first commercial remote-sensing com-pany, then known as WorldView Imaging Corp., 10 months before Congress passed the Land Remote Sensing Policy Act to allow U.S. companies to begin operating remote-sensing satellites. DigitalGlobe now dominates a global, multibillion dollar Earth-observation industry. With five satellites in orbit, WorldView-1, GeoEye-1, WorldView-2, WorldView-3 and WorldView-4, Digital-Globe collects more raw imagery than its commercial competitors combined. Through its EnhancedView contract with the National Geospatial-Intelligence Agency, DigitalGlobe also is the U.S. government’s leading supplier of commercial imagery and imagery-related products. Canada’s MDA plans to operate DigitalGlobe as a subsidiary of SSL MDA Holdings, the Walter Scott, DigitalGlobe founder CTO and executive vice president What benefit do you antici-pate from MDA’s acquisition of DigitalGlobe? It’s basically hitting a go-fast button for DigitalGlobe. It brings scale and comple-mentary capabilities, including radar. Not just RadarSat-2, but a deep competency in radar. It diversifies our revenue stream. It brings the combined company’s Below: The Kimberley Coast, Australia captured by GeoEye-1. The region remains largely un-touched by human activity and is an example of how satellite imagery enables remote monitoring for environmental change and protection. SPACENEWS.COM | 13 DIGITALGLOBE

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< > concentration on the EnhancedView contract from 46 percent of revenue down to 15 percent.

It brings together companies that are very familiar. MDA was an early investor in DigitalGlobe. They have been part of our ground system architecture for a long time. They are our prime subcontractor for our international direct-access facilities, the systems we use to support allied government customers around the world. More recently, we have been working with Space Systems Loral (SSL) on our next generation satellite program. MDA not only brings us complementary capabilities, but ones we have known for a long time. It's not like we are meeting for the first time on our wedding day. It's been a 20-plus year courtship.

Did you work with SSL on Worldview Legion before the acquisition?

We started working with SSL on Worldview Legion in a stealth mode a couple of years ago. Unlike some of our rivals who are trying to raise financing, we fund Worldview Legion by writing a check. So we haven't had to talk about it.

Why is Worldview Legion important?

It will increase capacity in parts of the world with the most demand. It will triple to quadruple the number of minutes of observing time over those areas. It's going to roughly double our call capacity. It's going to double our 30-centimeter capacity. And it's going to give us revisit throughout the day.

Instead of having satellites in morning and afternoon orbits, with the combination of Worldview Legion, Scout, the partnership with the Saudis, and our existing Worldview constellation, we will have multiple dozens of revisits of a given point target and roughly 40 per day over a relatively small country. It depends on geography. In some parts of the world you will get more than 25 revisits per day of a point target. In some, you will get a little bit less.

Worldview-4 launched in November, 2016.



DIGITALGLOBE

How many Worldview Legion satellites will you launch?

Multiple. We are not saying the number.

What happens when you retire the existing Worldview satellites?

Worldview-1, Worldview-2 and GeoEye-1 will eventually go out of service. The numbers that I gave you for improvement in capacity survive even after we lose Worldview-1, Worldview-2 and GeoEye-1. We will have a step-up in the capacity parameters that matter most to our customers: higher resolution, higher revisit, more capacity in the highest demand areas.

Is that because you will be adding satellites to the Worldview Legion constellation as the older satellites retire?

I'm not going to get into detail on the reasons, but the design of Worldview Legion allows us to improve in all of those performance metrics. It is a multi-satellite constellation. What we've shared publicly is it will cost $600 million or less to deploy the complete Worldview Legion constellation.

Will the first Worldview Legion satellites launch in 2020?

Yes. It's a multi-satellite constellation. Not everything is going to take place in a single launch.

What is unique about Scout?

The first is the business model. It's a partnership where the King Abdulaziz City for Science and Technology and Taqnia Space own the satellites. We have access to capacity on those satellites and there is a revenue sharing model. It's a model we'd love to scale up and potentially replicate. The second thing is that because of the way that the satellites are built and deployed, they are designed as an augmentation to the rest of the DigitalGlobe constellation. It's hard to imagine a purely standalone system that does point-target monitoring. But when you combine the ability to do large-area collection to identify the areas of interest with the ability to monitor those areas frequently to observe change, and then when you see the change, zoom in with a high-resolution asset to understand the nature of the change, that's where the value unlock happens. It's not with any one of those pieces, but with the combination of all of those put together. Worldview Legion will contribute to that because not only does it have high resolution but because of the number of satellites, it contributes to that high frequency revisit as well.

Is the ground architecture unique, too?

Yes. People used to build satellites and stovepipes for dealing with the satellites. They would build >

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Adelaide Hills Bush-fire in Australia.

DIGITALGLOBE

< > their own ground station, their own processing environment, their own data storage. If you only have one satellite, that model works. But when you have a large number of satellites or satellite constellations, it's insane to have everything be a stovepipe.

We've taken the approach of building a common ground architecture, whether it's the remote ground terminals around the world, the operations center, the data processing environment, the use of the Amazon cloud. We are applying that across the Scout constellation as a way of ensuring the Saudis don't have to replicate all of that ground investment to derive benefit from the Scout constellation globally.

Think about what Amazon did. They took their infrastructure and exposed pieces of it to a broader community so that community didn't have to build Amazon-scale data centers or warehouses. We are doing the same thing.

How would you replicate Scout's revenue-sharing agreement?

One way would be to build more Scouts, which could be added to the constellation or made available to another customer who wanted to have a piece of the Scout fleet with their own logo. Another possibility is to build more Worldview Legions in a similar sort of model. We are quite open to that.

How would you share revenue?

Many of the people who use remote sensing systems have regional interests. Satellites don't hover over regions. To monetize it outside the area of interest, having that revenue sharing model is quite attractive. It's economically attractive for a partner who wants a satellite within a region and it's economically attractive for DigitalGlobe. That's the basis of our Direct Access model, which gives customers access to capacity within a region. In that case, we own the satellite and we have the ability monetize it outside that region.

Is the new administration relaxing Earth imagery regulations?

It's too early to tell. We are actively engaged with both the administration and Congress with a review of what are really 25-year-old operating rules. We have seen some very positive signs in terms of public statements made by the chairman of the House Science Committee. We are optimistic that we will see a more forward-leaning regulatory environment. A couple of years ago, we had the relaxation of the resolution restriction on electro-optical imagery. We are working to get the restrictions lifted for shortwave infrared.

Why should restrictions on shortwave infrared imagery be lifted?

In Colorado, we worry about fires. Fire is a big deal in Australia and Canada. When fires happen, they move fast and produce a lot of smoke. In Australia, the fires burn so hot the smoke goes up to 80,000 feet. You can't fly an airplane over that. Those fires have the ability to do incredible amounts of damage. There are communities in Australia where the roads in and out represent a bottleneck. Shortwave infrared sees through the smoke. To have the information available to the incident commanders in a timely fashion is critical.

Do you see growing demand for shortwave infrared imagery?

Yes. Fire is one example. There is another very prosaic example. We are creating a dataset called GeoScape for a company in Australia called PSMA. GeoScape is a database of the built-up areas: buildings, solar panels, trees, swimming pools, dozens of different parameters. We are using shortwave infrared. We have to do the work because we can't expose the shortwave infrared to anyone else.

To share shortwave infrared now, we have to throw away 75 percent and fuzz it out to 7.5-meter resolution. Algorithm developers don't have access to the most valuable stuff. Think about how ecosystems develop. They don't develop because one company does everything. They develop because a company enables many to build on that platform. The restrictions are throttling the ability of the industry to do that. >

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< > DigitalGlobe's role seems to be changing. Instead of analyzing data for customers, you seem to be sharing data with a much wider audience.

There are a few factors behind that. One is that the industry as a whole has matured. The second is that technological tools are eliminating barriers to analyzing data. Machine learning algorithms enable you to extract value from the vast quantity of imagery in the public clouds. The third has been the advent of crowdsourcing to create the training data necessary for the machine learning algorithms to produce high-quality results. All the pieces are in place now.

Is that allowing a wider audience to use the data?

Yes. You don't have to be a data guru to leverage data. The Geoscape data is designed to be consumed by telecommunications companies, insurance companies, city managers. Those are three example use cases. For telecommunications, you need to know about buildings and trees for 5G telecom to be able to determine signal propagation and the optimal place to put the large numbers of cell towers. If you are an insurance company, you want to understand, where the trees are relative to the buildings. If you are a city planner, you have to identify heat islands, areas without enough trees that retain heat throughout the day. Those are a health hazard. None of those uses require imagery. They require databases on the built-up area.

"You don't have to be a data guru to leverage data. The Geoscape data is designed to be consumed by telecommunications companies, insurance companies, city managers. "

Walter Scott

Some estimates put the value of the geospatial data ecosystem at trillions of dollars.

We don't try to project. We have put the tools out there. The tools are being used. We are seeing growth. The vector is pointing in the right direction. It's accelerating. I don't know where it's going to end up. **SN**

Companies harnessing machine learning for complex analysis and prediction

Until recently, commercial firms were wary of jobs as large as tracking all the ships in the Persian Gulf because 10 analysts would need a year to study all the satellite imagery. By combining DigitalGlobe's imagery archive with its own deep neural networks, San Francisco-startup Spaceknow was able to perform that job in a little over five days, finding 445,936 ships in a 10-year period, said Pavel Machalek, Spaceknow co-founder and chief executive.

Spaceknow, OmniEarth, Ursa Space, Descartes Labs and Orbital Insight are among the firms harnessing the power of computer vision, machine learning and an ever-expanding trove of satellite data to tackle problems far larger and more

DEBRA WERNER



ORBITAL INSIGHT

Orbital Insight applied machine learning to Airbus satellite imagery to count cars parked in the vicinity of Levi's Stadium in Santa Clarita, California, during the 2016 NFL Super Bowl.

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Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements and other information contained herein, including, but not limited to, statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other words, terms or phrases of similar meaning, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017.

The forward-looking statements contained in this communication are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this communication or other specified date and speak only as of such date. We undertake no obligation to revise or update any forward-looking statements as a result of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.